

10031240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 9th Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia, LLP
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway (Address) Edison (City) New Jersey (State) 08818 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Danielle V. Gonzales
Notary Public, State of New York
No. 01GO6187566
Qualified in New York County
Commission Expires May 19, 2012

Danielle V Gonzales
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(X) (o) Independent auditor's report on internal control required by SEC Rule 17a-5 for a broker dealer claiming an exemption from SEC Rule 15c3-3

E1 ASSET MANAGEMENT, INC.

Financial Statements
And Supplementary Information
For the Year Ended December 31, 2009

AMPER, POLITZINER & MATTIA, LLP

Independent Registered Accountant's Report

To the Stockholders
E1 Asset Management, Inc.

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2009 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but no for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey

EI ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 654,827
Receivable from broker	248,424
Prepaid expenses	101,329
Furniture, fixtures and equipment, net	112,042
Other assets	82,484
Restricted cash	63,281
Total assets	$ 1,262,387

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 46,737
Accrued expenses	334,407
Deferred income taxes	9,827
Total liabilities	390,971
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value; 200 shares authorized issued and outstanding	109,270
Additional paid-in capital	478,000
Retained earnings	284,146
Total stockholders' equity	871,416
Total liabilities and stockholders' equity	$ 1,262,387

See accompanying notes to financial statements.

EI ASSET MANAGEMENT, INC.
Statement of Income
December 31, 2009

Revenue	
Commissions	$ 8,286,316
Other	566,677
	8,852,993
Expenses	
Officers' and employees' compensation and benefits	6,099,451
Clearing charges	463,626
Regulatory fees and expenses	37,416
Communication and data processing	521,151
Occupancy	398,071
Other expenses	1,081,653
	8,601,368
Income before provision for state and local income taxes	251,625
Provision for state and local income taxes	42,250
Net income	$ 209,375

See accompanying notes to financial statements.

EI ASSET MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance January 1, 2009	$ 109,270	$ 28,000	$ 524,771	$ 662,041
Net income	-	-	209,375	209,375
Additional paid-in capital	-	450,000	-	450,000
Shareholders' distribution	-	-	(450,000)	(450,000)
Balance, December 31, 2009	$ 109,270	$ 478,000	$ 284,146	$ 871,416

See accompanying notes to financial statements.

EI ASSET MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net income	$ 209,375
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities	
Depreciation and amortization	64,128
Changes in operating assets and liabilities	
Receivable from broker	(15,017)
Prepaid expenses	(12,996)
Other assets	95,795
Accounts payable	13,916
Accrued expenses	(337,696)
Income taxes payable	5,187
Net cash and cash equivalents provided by operating activities	22,692
Cash used in investing activities	
Increase in restricted cash	(1,378)
Purchase of furniture, fixtures and equipment	(9,341)
Net cash and cash equivalents used in investing activities	(10,719)
Net cash used in financing activities	
Contributions from shareholders'	450,000
Shareholders' distributions	(450,000)
Net cash and cash equivalents used in financing activities	-
Net increase in cash and cash equivalents	11,973
Cash and cash equivalents, beginning of year	642,854
Cash and cash equivalents, end of year	$ 654,827
Supplemental disclosure of cash flow data	
Income taxes paid	$ 39,904
Interest paid	$ -

See accompanying notes to financial statements.

E1 ASSET MANAGEMENT, INC.
Notes to Financial Statements

Note 1- Nature of Business

E-1 Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of commission revenue is from providing brokerage services to customers.

Note 2 - Summary of Significant Accounting Policies

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

Revenue Recognition

The Company recognizes commission income on a trade-date basis. Other income includes foreign exchange rate gains and sundry income. Foreign exchange rate gains are calculated using the exchange rate in effect at the time of the transaction.

Rent Expense

The Company complies with accounting principles generally accepted in the United States of America regarding operating leases. Rent is charged to operations by amortizing minimum lease payments over the term of the lease using the straight-line method.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company provides for the state of New York minimum corporate level franchise tax on "S" corporations. The Company also provides for New York City income taxes at the local statutory rates.

The Company provides for income taxes in accordance with accounting principles generally accepted in the United States of America, for New York City taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, "Subsequent Events," which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for fiscal periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on our financial condition or results of operations. However, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events. The Company evaluated all events or transactions that occurred after December 31, 2009 up through February 24, 2010, the date financial statements were available to be issued. During this period no material subsequent events came to our attention.

In June 2009, the FASB issued guidance now codified as FASB ASC Topic 105, "Generally Accepted Accounting Principles," as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. FASB ASC Topic 105 is effective for annual periods ending after September 15, 2009 and, accordingly, is effective for the Company as of December 31, 2009. The adoption of FASB AsCTopic 105 did not have an impact on the Company's financial condition or results of operations, but did impact the financial reporting process by eliminating all references to pre-codification standards.

On January 1, 2009, the Company adopted new accounting guidance concerning provisions for uncertain income tax positions. This clarified the accounting for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. There was no effect of the adoption of this guidance.

Note 3 - Concentrations

Cash Balances

At December 31, 2009 and at various times throughout the year, the Company's cash balances exceeded the Federal Deposit Insurance Corporation's limit of $250,000.

Restricted Cash

Restricted cash represents amounts held at a financial institution to secure a letter of credit issued to the landlord of the Company's office space.

Trading Clearing House

The Company clears its transactions through a single clearing house.

Note 4 - Furniture, Fixtures and Equipment, net

Furniture, fixtures and equipment, net consists of the following at December 31, 2009:

Office equipment	$	61,412
Furniture and fixtures		81,916
Computer software		79,085
Computer equipment		169,904
		392,317
Less accumulated depreciation		(280,275)
Total	$	112,042

Depreciation expense for the year ended December 31, 2009 was $64,128.

Note 5 - Other Assets

Other assets consist of the following at December 31, 2009

Advances	$	18,450
Employee loans		36,286
Security deposits		27,748
Total	$	82,484

Note 6 - Lines-of-Credit

The Company maintains two unsecured revolving lines-of-credit with total available borrowings of $100,000 and $25,000, respectively. Advances on the $100,000 credit line are payable over 48 months at the Bank's prime rate, due on demand. Advances on the $25,000 credit line are payable over 24 months at the Bank's prime rate plus 8%, due on demand. The credit lines are personally guaranteed by the shareholders of the corporation. At December 31, 2009 there were no outstanding balances on the lines.

EI ASSET MANAGEMENT, INC.
Notes to Financial Statements

Note 7 - Accrued Expenses

Accrued Expenses consist of the following at December 31, 2009

Accrued salaries and payroll taxes	$	307,610
Accrued legal costs		12,744
Accrued rent		14,053
Total	$	334,407

Note 8 - State and Local Income Taxes

The deferred tax liability at December 31, 2009 totals $9,827 and arises primarily from differences in computing depreciation.

The current and deferred portions of the provision for state and local income taxes included in the statement of income are as follows:

	Current	Deferred	Total
State and Local	$ 33,688	$ 8,562	$ 42,250

Note 9 - Commitments

Operating Leases

The Company lease its premises under operating leases expiring July 2010 and October 2013. The two leases for the Company's primary location require the payment of real estate taxes and specific operating expenses. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through February 2010.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,		Total		Premises
2010	$	425,016	$	425,016
2011		195,000		195,000
2012		195,000		195,000
2013		146,250		146,250
Totals	$	961,266	$	961,266

Rental expense under all operating leases and licensing agreements was $441,680 for the year ended December 31, 2009.

Note 10 - <u>Litigation</u>
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our financial position or future results of operations.

Note 11 - <u>Retirement Plans</u>
The Company maintains a retirement plan under Section 401 (k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any matching contributions.

Note 12 - <u>Deferred Compensation Plan</u>
During 2008 the Company implemented a non-qualified deferred compensation plan (The Plan) that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain participants. The plan as managed by the Board of Directors is authorized to issue to certain key employees of the Company up to an aggregate of 1,000,000 Units.

Each unit corresponds to the fair value of one share of the Company's common stock. During the year ended December 31, 2009 the Company granted 50,000 units to certain employees. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution. The value of the distribution will be equal to the price of the Company's Common Stock in connection with the Company's Sale or Public Sale multiplied by the number of units awarded under this agreement to the participant. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, the participant will forfeit all of the units granted under the Plan.

Note 13 - <u>Net Capital Requirements</u>
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $503,259, which was $477,194 in excess of its required net capital of $26,065. The Company's aggregate indebtedness to net capital as defined was 0.77.

AMPER, POLITZINER & MATTIA, LLP

Independent Registered Accountant's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying financial statements of E1 Asset Management, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey

E1 ASSET MANAGEMENT, INC.
Schedule 1
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
For the Year Ended December 31, 2009

Net capital		
Total stockholders' equity	$	871,416
Deductions		
Non-allowable assets		
Restricted cash		63,281
Furniture, fixtures and equipment, net		112,042
Prepaid expenses		101,329
Other assets		82,484
Total deductions		359,136
Haircut		9,021
Net capital	$	503,259
Aggregate indebtedness		
Total aggregate indebtedness liabilities	$	390,971
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	26,065
Excess net capital	$	477,194
Excess net capital at 1,000%	$	464,162
Percentage of aggregate indebtedness to net capital		0.77

Reconciliation with Company's computation
(included in Part IIV of Form X-17A-5 as of December 31, 2009)

There are no material differences between the Company's computation of net capital and the focus filing.

See Independent Registered Accountant's Report on Supplementary Information.

AMPER, POLITZINER & MATTIA, LLP

Independent Registered Accountant's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholders'
E1 Asset Management, Inc.

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement to the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey

AMPER, POLITZINER & MATTIA, LLP

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Sonny Shaikh
Director
E1 Asset Management, Inc.
44 Wall Street, 9th Floor
New York, NY 1005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by E1 Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating E1 Asset Management, Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

E1 Asset Management, Inc. 's management is responsible for E1 Asset Management, Inc. 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We are independent with respect to the Company under Rule 101 Of the American Institute of Public Accountants' Code of Professional Conduct and its interpretations and rulings.

These procedures were performed for the period from April 1, 2009 through December 31, 2009.

The procedures we performed and our findings are as follows:

Procedures and Results

Procedure

Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement records or entries.

Result

No exceptions noted.

Procedure

Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

Result

The table below illustrates the difference noted as a result of this procedure:

Revenue per audited Form X-17a-5	$ 8,852,993
Less amounts reported on FOCUS for period from January 1, 2009 to March 31, 2009	(1,542,299)
Subtotal	7,310,594
Less revenue per Form SIPC-7T for period April 1, 2009 through December 31, 2009	(6,847,052)
Difference	$ 463,542

Procedure

Compare any adjustments reported in Form SIPC-7T with supporting schedules and workpapers.

Result

No exceptions noted.

Procedure

Prove the arithmetical accuracy of the calculations included in Form SIPC-7T and in the related schedules and workpapers supporting the adjustments.

Result

No arithmetical errors were noted.

Procedure

Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

Result

No exceptions noted.

It should be understood that we have no responsibility for establishing (and did not establish) the scope and nature of the procedures detailed above; rather, the procedures detailed therein are those the requesting parties have asked us to perform. Accordingly, Amper, Politziner & Mattia, LLP makes no representations as to questions of legal interpretation or regarding the sufficiency for your purposes of the procedures detailed in the preceding paragraphs; also such procedures would not necessarily reveal any material misstatement of the amounts required to be submitted.

Further, Amper, Politziner & Mattia, LLP have addressed ourselves solely to the foregoing data and make no representations as to the adequacy of disclosure or whether any material facts have been omitted. This letter relates only to the items specified above and does not extend to any financial statements of the Company.

Amper, Politziner & Mattia, LLP was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the items referred to on the previous page, in accordance with standards established by the American Institute of Public Accountants. Accordingly, Amper, Politziner & Mattia, LLP does not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The terms of our engagement are such that we have no obligation to update this letter because of events occurring or data or information coming to our attention subsequent to the date of this letter.

This report is intended solely for the use of the management of the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and is not intended to be, and should not be, used by anyone other than the specified parties. This letter is not to be used, circulated, quoted, or otherwise referred to for any purpose, nor is it to be filed with or referred to in whole or part in any other document.

Amper, Politziner & Mattia, LLP

February 24, 2010
Edison, New Jersey

8949

CITIBANK, N.A. BR. #1
NEW YORK, NY 10271
1-8-210

E1 ASSET MANAGEMENT, INC.
44 WALL STREET, 9TH FLOOR
NEW YORK, NY 10005

2

PAY TO THE ORDER OF Securites Investor Protection Corp. $1,159

One Thousand One Hundred Fifty-Nine and 00/100*** DOLLARS

Securites Investor Protection Corp.
805 15th Street, NW Suite 800
Washington, DC 20005-2215

MEMO Amended SIPC-17 Underpayments

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈0000 8949⑈ ⑆021000089⑆ 9936857221⑈

E1 ASSET MANAGEMENT, INC. 8949

Securites Investor Protection Corp.		2/26/2010	
Dues and Subscriptions	Aended SIPC-17 Underpayment		1,159



Citi - Checking	Amended SIPC-17 Underpayments	1,159

E1 ASSET MANAGEMENT, INC. 8949

Securites Investor Protection Corp.		2/26/2010	
Dues and Subscriptions	Aended SIPC-17 Underpayment		1,159

Citi - Checking	Amended SIPC-17 Underpayments	1,159



SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

November 19, 2009
8-051573

E1 ASSET MANAGEMENT INC
44 WALL STREET 9TH FLOOR
NEW YORK, NY 10005

Dear Sirs:

Our records indicate that, as of November 19, 2009, you have failed to file certain required forms and/or pay the assessments and interest computed to date. Please review your records promptly and mail the completed form, together with payment of any amount due, within ten business days.

Noted delinquency based on a December FYE: Failed to file a SIPC-6 for the period April 1, 2009 through June 30, 2009 due July 30, 2009.

If your records indicate that the forms and/or payment listed above were previously mailed, please provide SIPC with copies thereof at your earliest convenience. If the required forms have not been filed and any amount due has not been paid within ten business days, SIPC proposes to issue formal notice pursuant to Section 78jjj(a) of the Securities Investor Protection Act of 1970 which is quoted as follows:

> "a) Failure to pay assessment, etc., - If a member of SIPC shall fail to file any report or information required pursuant to this chapter, or shall fail to pay when due all or any part of an assessment made upon such member pursuant to this chapter, and such failure shall not have been cured, by the filing of such report or information or by the making of such payment, together with interest and penalty thereon, within five days after receipt by such member of written notice of such failure given by or on behalf of SIPC, it shall be unlawful for such member, unless specifically authorized by the Commission, to engage in business as a broker or dealer. If such member denies that it owes all or any part of the amount specified in such notice, it may after payment of the full amount so specified commence an action against SIPC in the appropriate United States district court to recover the amount it denies owing."

In order to avoid the need for further efforts to eliminate the subject delinquencies and to avoid the possible disruption of your business, you are urged to act promptly. Please go to www.sipc.org "members site" to download any applicable forms. If you need assistance, please contact SIPC directly.

Sincerely,

Linda McKenzie Siemers
Manager, Member Assessments
Human Resources and Facilities

Linda
as discussed on
the phone with
you today see
attached
check for diff
based on
auditor rpt
(attached also)
Sonny Shaikh
212 440 2043
2/26/2010

Ammended

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

051573 FINRA DEC
E1 ASSET MANAGEMENT INC 5*5
ATTN SONNY SHAIKH ~~STE 601~~ 9th Floor.
44 WALL ST
NEW YORK NY 10005-2401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ahsan Shaikh 2124252670

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 18276.48

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (17014)
11/24/09 $6540 2/1 10474
Date Paid

C. Less prior overpayment applied (104)

D. Assessment balance due or (overpayment) 1158

E. Interest computed on late payment (see instruction E) for 1 days at 20% per annum (1 day over 60 days) 1

F. Total assessment balance and interest due (or overpayment carried forward) $ 1159

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1159

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E1 Asset Mgmt
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Director
(Title)

Dated the 26th day of Feb 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

ammended

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,310,594

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions Ø

2d. SIPC Net Operating Revenues $ 7,310,594

2e. General Assessment @ .0025 $ 18,276.48

(to page 1 but not less than $150 minimum)

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051573 FINRA DEC
E1 ASSET MANAGEMENT INC 5*5
ATTN SONNY SHAIKH STE 901
44 WALL ST
NEW YORK NY 10005-2401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ahsan Shaikh 212-425-2670

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 17,118

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6,540)

11/24/09
Date Paid

C. Less prior overpayment applied (104)

D. Assessment balance due or (overpayment) 10,474

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,474

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,474

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E1 Asset Management, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director
(Title)

Dated the 29th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,847,052

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 6,847,052

2e. General Assessment @ .0025 $ 17,118

(to page 1 but not less than $150 minimum)



Print Close

CHECK 8899

Date: 2/3/2010
Amount: $ 10474.00

254070116
02/03/2010
0020219001944449
This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

8899

E1 ASSET MANAGEMENT, INC.

CITIBANK, N.A.
NEW YORK, NY

2/1/2010

5201 30532 56 020310 066735734

PAY TO THE ORDER OF Securities Investor Protection Corp $ **10,474.00

Ten Thousand Four Hundred Seventy-Four and 00/100 DOLLARS

Securities Investor Protection Corp.
805 15th Street, NW Suite 800
Washington, DC 20005-2215

MEMO SIPC-7T Assessment

AUTHORIZED SIGNATURE

⑈00008899⑈ ⑆021000089⑆ 9936857221⑈

⑈00008899⑈ 4⑆021000089⑆9936857221⑈ ⑈0001047400⑈

021000089
B00000
0455 5201 30532 020310
>021000089<
REJ CITIBANK, NY
2012422627

254070116
0020219001944449 02/03/2010

FOR DEPOSIT TO
SIPC
COLLECTION ACCOUNT

↓ Do not endorse or write below this line. ↓

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CHECK 8899

E1 ASSET MANAGEMENT, INC. 8899

Securites Investor Protection Corp. 2/1/2010

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/1/2010	Bill		10,474.00	10,474.00		10,474.00
					Check Amount	10,474.00

Citi - Checking SIPC-7T Assessment 10,474.00

Deluxe Corp 1+800-328-0304 70903V